Exhibit 99.1

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Third quarter 2008 operations review
15 October 2008
Chief executive Tom Albanese said: “The long term outlook for Rio Tinto remains positive despite the upheavals in global markets. In the third quarter, our business continued to perform extremely well, breaking yet more production records in iron ore, bauxite, hard coking coal and US coal.
“In the near term, the Chinese economy is pausing for breath. China is not completely insulated from an OECD recession and we will see an impact on Chinese exports. However, the near term slowdown of growth is substantially due to tightening of monetary policy introduced by the Chinese government last year in order to tackle inflation. Furthermore, we expect third quarter economic data to show an exaggerated slowdown, reflecting the postponement of projects during the Olympics. Looking further out, Chinese GDP will remain largely driven by the domestic economy and we expect industrialisation and urbanisation to continue apace with strengthening demand across a range of Rio Tinto products.
“With our cost competitive assets, resilient margins and strong customer base, Rio Tinto is well placed to weather the current economic weakness. Against the backdrop of the current markets, the Group is taking the opportunity to review the near term spending timelines and project costs of its capital expenditure programme, while preserving the optionality of its high quality growth pipeline overall.”
•	Record quarterly global production of iron ore, up 17 per cent on the third quarter of 2007.
•	Record quarterly iron ore production in Australia of 48 million tonnes (39 million tonnes on an attributable basis), up 20 per cent (up 17 per cent on attributable basis) compared with the third quarter of 2007.
•	Rio Tinto Alcan continued to perform well with bauxite production up 93 per cent, alumina up by 222 per cent and aluminium up by 371 per cent, compared with the third quarter of 2007, reflecting the acquisition of Alcan in the fourth quarter of 2007. On a proforma basis the respective increases for bauxite and alumina were 11 per cent and two per cent while aluminium declined by one per cent, primarily due to temporary cutbacks at Tiwai Point.
•	Strong recovery in grades at Kennecott Utah Copper was offset by a decline at Escondida, which experienced operational interruptions. This led to an overall decrease in mined copper by seven per cent compared with the third quarter of 2007.
•	Strength in Australian hard coking and thermal coal, with third quarter production up by 40 per cent and eight per cent respectively on the third quarter of 2007.
•	Record production for the US coal business was achieved, up 13 per cent on the third quarter of 2007.
•	Uranium production increased 13 per cent on the same quarter of 2007
•	Continued strong performance from the minerals businesses with borates production up 24 per cent and titanium dioxide feedstocks up 11 per cent on the third quarter of 2007.

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All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share, unless otherwise stated
CHINA OUTLOOK
There has been a deceleration in Chinese growth, which is expected to fall from nearly 12% in 2007 to less than 10 per cent this year. The slowdown is a product of tight credit policies in China that were introduced late last year to address inflationary concerns. These are only now being relaxed.
We expect to see Chinese economic data in the third quarter of this year showing an exaggerated economic slowdown because of the ‘Olympics effect’, with the negative impact falling away in later months. Over time, as economy-wide inventories are dissipated, industrial production and commodity demand can be expected to accelerate. Nevertheless, it now seems clear that any bounce in net demand will be delayed until next year.
The long-foreshadowed deceleration in economic activity has resulted in a marked reduction in Chinese commodity demand growth from the overheated levels we saw in 2007. But we should expect that investment, construction and therefore commodity demand in a fast growing developing economy like China’s will have a cyclical pattern around a strong underlying trend.
While apparent demand for steel making raw materials, copper and aluminium has slowed, lower prices mean that Chinese producers are facing margin pressure and should be expected to cut their production. For example, it is likely that the vast majority of Chinese aluminium producers are now making operating losses.
Over 2009, the export sector is expected to come under increased pressure as OECD demand weakens in the wake of the Western credit crisis. However, Chinese investment is expected to start gaining strength on the back of substantial domestic savings and a shift in government policy toward promoting growth objectives. In this context it is worth recalling that net trade contributes only about 6 per cent to GDP while domestic investment contributes more than 40 per cent.
DIVESTMENTS
All the previously announced divestment processes are underway, and are continuing. The primary objective continues to be obtaining appropriate value from the assets highlighted for divestment. Acknowledging the reality of the currently challenging financial markets, the Group is reviewing its timeline for the announcement of the first $10 billion of divestments, which was due to be made in 2008.
FINANCIAL POSITION
The Group’s financial position remains sound and its cash flow generation is strong. On 25 June 2008, Rio Tinto announced that it had termed out $5 billion of the Alcan acquisition facility through a bond issuance of fixed interest securities with durations varying from five to twenty years. The details of the rates and maturities were included in the press release at www.riotinto.com/media/5157_7883.asp
Total bonds outstanding for the Group at 30 September 2008 total $9.3 billion, including the $5 billion above. $200 million of this total matures within one year. Rio Tinto elected to extend the term of the Alcan acquisition financing Facility A to October 2009. The Group has no current drawings under any of its $2.3 billion bilateral bank facilities.

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Alcan acquisition facility

			Total facility	Amount drawn
			available at	at 30
	Original		30 September	September
US$ billion	amount	Interest rate	2008	2008	Maturity
Facility A – term loan	15.0	30 basis points over LIBOR	8.9	8.9	22/10/2009
Facility B – revolving credit	10.0	35 basis points over LIBOR	10.0	10.0	25/10/2010
Facility C – revolving credit	5.0	40 basis points over LIBOR	5.0	0.4	25/10/2012
Facility D – term loan	10.0	40 basis points over LIBOR	10.0	10.0	27/12/2012
Total	40.0		33.9	29.3
A complete filing of the US$ 40 billion Facility Agreement was made on 12 July 2007 with the SEC: www.sec.gov/Archives/edgar/data/4285/000104746907005826/a2178944zex-99_b1.htm
IRON ORE
Rio Tinto share of production (000 tonnes)

	Q3 08	vs Q3 07	vs Q2 08	9 mths 08	vs 9 mths 07
Hamersley	30,822	+14%	+3%	87,832	+11%
Hope Downs	1,536	n/a	-11%	3,807	n/a
Robe River	6,979	+9%	-3%	21,381	+8%
IOC (pellets and concentrate)	2,493	+5%	+4%	7,014	+27%
Pilbara operations
By the end of the third quarter, Rio Tinto had sold 12.5 million tonnes of iron ore (on a 100 per cent basis) on the spot market during 2008 (three quarters 100 per cent owned operations, one quarter joint venture operations). Further sales into the spot market will depend on the level of prices available.
Total third quarter production of 48 million tonnes (39 million tonnes on an attributable basis) was a 20 per cent increase (17 per cent on an attributable basis) on the same quarter of 2007, demonstrating progress in de-bottlenecking and the start up of expansion projects. The new Hope Downs mine produced more than three million tonnes for the second consecutive quarter, and, with the rapid advance of the Hope Downs South expansion, is ramping up towards 30 million tonne per annum capacity (15 million tonnes on an attributable basis).
These results were achieved despite significant disruption caused by the major shutdown of Car Dumper 2 at Cape Lambert port for almost three weeks. The safe and rapid recovery of the dumper curtailed production losses to less than one million tonnes.
Evidence of the success of debottlenecking projects was seen with rail operations consistently performing at a 200 million tonne per annum run-rate. With the expansion of Cape Lambert port operations ahead of schedule, these rates should provide the ability for early improvements in shipped tonnages.
Expansion projects are proceeding well. The Hope Downs South mine expansion, the engineering for the new Mesa A mine, the early construction and earth works at the future Brockman 4, the power systems upgrade and the automated train operations project are all on or ahead of schedule. The 220 million tonne per annum upgrade is approaching the last stage, with work on the Cape Lambert wharf extension being finalised. Commissioning of the new reclaimer commenced, and the new shiploader is expected in the next month.

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Expected production in the Pilbara in 2008 is between 190 and 195 million tonnes on a 100 per cent basis.
HIsmelt
HIsmelt returned to production on 22nd September to 3rd October after the installation of significant modifications.
Iron Ore Company of Canada (IOC)
In September 2008 Rio Tinto approved the $193 million (Rio Tinto share $102 million) expansion of the magnetite plant at IOC to an annual capacity of 22.8 million tonnes. A further approval of $75 million (Rio Tinto share $44 million) was granted for completion of a feasibility study on the third-phase expansion, to extend annual capacity to 26 million tonnes, and to purchase long-lead items. A total of $768 million has now been committed to the IOC expansions (Rio Tinto share $451 million).
Rio Tinto Brasil
In July Rio Tinto approved an investment of $2.15 billion in a major expansion of its iron ore mine in Corumbá, Brazil, boosting annual capacity of the mine from two million tonnes per annum to 12.8 million tonnes, with new production commencing in the fourth quarter of 2010. This is a project capable of further expansion and opening up the Atlantic basin to Corumbá’s high quality, direct reduction lump product.
ALUMINIUM
Rio Tinto share of production (000 tonnes)

	Q3 08	vs Q3 07	vs Q2 08	9 mths 08	vs 9 mths 07
Rio Tinto Alcan
Bauxite	9,023	+93%	+5%	26,347	+99%
Alumina	2,187	+222%	-3%	6,673	+230%
Aluminium	1,012	+371%	-0%	3,051	+377%

		Q3 08 vs
	Q3 07	Q3 07	9 mths 07	vs 9 mths 07
Rio Tinto Alcan	proforma[1]	proforma[1]	proforma[1]	proforma[1]
Bauxite	8,102	+11%	23,165	+14%
Alumina	2,151	+2%	6,246	+7%
Aluminium	1,0202	-1%[2]	3,032 [2]	+1%[2]

[1]	Includes Alcan data from 1 January 2007.

[2]	Excludes Vlissingen (Netherlands,) which was divested in the first half of 2007 and Lannemezan (France) which was closed in the first quarter of 2008.
Third quarter production records were set across the board in the aluminium product group, and production of bauxite, alumina and aluminium increased sharply compared with the same quarter of 2007, reflecting the Alcan acquisition. Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007 and its production is included from that date. Proforma Rio Tinto Alcan production data for 2007 was published on 12 March 2008 and can be found on the Rio Tinto website.
Bauxite
Third quarter bauxite production was 93 per cent higher than the same quarter of 2007 and 11 per cent higher on a proforma basis. Third quarter bauxite production at Weipa was six per cent above the same quarter of 2007, reflecting increased capacity to support external demand as well as additional internal requirements.
Alumina
Third quarter alumina production was 222 per cent higher than the same quarter of 2007 and two per cent higher on a proforma basis.
A temporary blockage in the residue pipeline at the Yarwun alumina refinery during the quarter resulted in curtailed operations and 113 thousand tonnes of lost production. Opportunistic

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maintenance was conducted on the refinery which resumed full production by the end of August. At Gove slower commissioning has led to a revision of the 2008 production target to 2.4 million tonnes.
Aluminium
Third quarter aluminium production was 371 per cent higher than the same quarter of 2007 and one per cent lower on a proforma basis. Capacity creep at many of the Group’s smelters, particularly in Canada, largely offset production cutbacks at the Tiwai Point smelter in New Zealand due to low rainfall and at Anglesey Aluminium due to a localised fire in June. Full power output is expected to be restored at Tiwai Point within eight to ten weeks and the restart of Anglesey Aluminium is well underway. The Sohar start-up is proceeding on budget.
In light of current market weakness, whilst most of the Rio Tinto Alcan smelters are in the lower end of the cost curve, the Group is reviewing production rates at the higher cost smelting units, which may lead to production curtailment.
COPPER
Rio Tinto share of production

	Q3 08	vs Q3 07	vs Q2 08	9 mths 08	vs 9 mths 07
Kennecott Utah Copper
Mined copper (000 tonnes)	69.3	+40%	+15%	174.2	+9%
Refined copper (000 tonnes)	40.6	-41%	-18%	142.0	-31%
Molybdenum (000 tonnes)	2.9	-15%	+32%	8.6	-28%
Mined gold (000 ozs)	111	+26%	+21%	272	-14%
Refined gold (000 ozs)	77	-40%	+5%	231	-41%
Escondida
Mined copper (000 tonnes)	73.2	-28%	-43%	318.5	+0%
Refined copper (000 tonnes)	18.6	+15%	-12%	55.3	-1%
Kennecott Utah Copper
A return to higher copper grades in the third quarter, as planned, resulted in significantly higher mined production compared with both the previous quarter and the corresponding quarter of 2007. Gold and silver grades recovered from previous quarters in line with copper.
Changes in the mining sequence resulted in lower molybdenum grades and production compared with the same quarter of 2007. Molybdenum production for the full year 2008 is expected to be approximately 30 per cent below 2007 following a decline in grades and recoveries.
Decreases in copper and gold refined production followed a 19 day scheduled refinery shutdown in July 2008 and an 11 day scheduled smelter maintenance shutdown in August 2008. The improvement in mined copper is expected to provide greater availability of concentrate with the smelter and refinery therefore expected to operate at higher rates in the fourth quarter. Higher mined grades take approximately three months to flow through to refined production.
Escondida
Mined copper for the quarter declined by 28 per cent compared with the corresponding period of 2007, following a significant decline in ore grade.
During the third quarter the Laguna Seca SAG mill suffered a number of shut downs due to electrical problems affecting the mills drive mechanism. Force majeure was declared on some deliveries of copper concentrate on 10 October. The shut down resulted in ten days of downtime of the mill and adversely impacted copper production by approximately 10,000 tonnes (100 per cent basis). The electrical issues will require a reduction in the voltage of the motor which will translate into a loss of production of about 15 per cent until the long term solution to the electrical issues can be implemented, which is currently expected to take nine months. Escondida has established changes to the mill operations to allow for rapid maintenance and minimise the impact of further production stoppages.

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Grasberg
Third quarter Grasberg production numbers are estimates. The year to date numbers include first and second quarter actual production and third quarter estimates. Freeport releases its actual 100 per cent operating data for the third quarter on 21 October 2008.
Other operations
Copper grades at Northparkes recovered as the underground E26 Lift 2 North ramped up to full production, displacing the lower grade open cut material. Northparkes production for 2008 is expected to be more than 40 per cent below 2007.
Copper in concentrate produced at Palabora was 14 per cent higher than the corresponding period in 2007 and 35 per cent lower than the second quarter. The variance with the second quarter is due to a combination of a reduction in smelter secondary material processed and no reclaimed low grade concentrate.
DIAMONDS
Rio Tinto share of production (000 carats)

	Q3 08	vs Q3 07	vs Q2 08	9 mths 08	vs 9 mths 07
Argyle	4,659	-4%	+56%	9,823	-23%
Diavik	1,393	-26%	-8%	3,977	-26%
Third quarter production at Argyle declined slightly on the same quarter of 2007 but was 56 per cent higher than the previous quarter following the re-establishment of access to the high grade areas of the pit. This resulted in improved feed grade and higher throughput. Variability in feed grades and production rates will continue as the open pit approaches the end of its life and the mine transitions to an underground operation.
Third quarter production at Diavik was 26 per cent below the same quarter of 2007, primarily as a result of the overall reduction in grade that commenced in the fourth quarter of 2007, with the introduction of low grade, mud rich ore from the opening levels of the A418 pipe, as well as a higher volume of A418 ore being processed. The ongoing optimisation programme at Diavik continues to add value to this high quality asset.
ENERGY
US thermal coal
Rio Tinto share of production (000 tonnes)

	Q3 08	vs Q3 07	vs Q2 08	9 mths 08	vs 9 mths 07
Rio Tinto Energy America	35,139	+13%	+14%	96,717	+5%
Record third quarter US coal production was the result of strong customer demand for Powder River Basin coal supported by incremental expansion in Rio Tinto Energy America’s mines. Coal shipments recovered from the severe weather conditions experienced in the second quarter
Australian coal
Rio Tinto share of production (000 tonnes)

	Q3 08	vs Q3 07	vs Q2 08	9 mths 08	vs 9 mths 07
Rio Tinto Coal Australia
Hard coking coal	2,187	+40%	+7%	5,268	+14%
Other coal	5,367	+8%	-3%	16,357	+8%
Hard coking coal production from the Queensland coal operations increased by 40 per cent compared with the same quarter of 2007 when severe port constraints were experienced. In addition, higher production was achieved at Kestrel following focused operational improvements.
In the Hunter Valley, production of semi soft coal increased compared with the third quarter of 2007 to take advantage of stronger prices. Vessel queues in New South Wales have reduced allowing production to be in line with allocations.

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An investment programme by the owners and operators of the coal ports at Newcastle and Dalrymple Bay on the eastern seaboard of Australia is expected to increase capacity modestly in the remainder of 2008 and into 2009, followed by a major expansion of coal shipping capacity at Newcastle in 2010.
Uranium
Rio Tinto share of production (000 lbs)

	Q3 08	vs Q3 07	vs Q2 08	9 mths 08	vs 9 mths 07
Energy Resources of Australia	1,905	-4%	+16%	5,559	-3%
Rössing	1,601	+42%	+6%	4,442	+31%
Access to higher grade ores at ERA was re-established during the quarter with a resultant recovery in production levels compared with the second quarter.
Higher grades at Rössing led to a 42 per cent improvement in production in the third quarter of 2008 compared with the same quarter of 2007, when a stripping campaign was being carried out.
MINERALS
Rio Tinto share of production (000 tonnes)

	Q3 08	vs Q3 07	vs Q2 08	9 mths 08	vs 9 mths 07
Borates	166	+24%	-3%	490	+20%
Titanium dioxide	394	+11%	-3%	1,155	+7%
Third quarter borates production rose by 24 per cent compared with the same quarter of 2007, with strong demand in Asia Pacific and Europe driving the processing plants to maximum capacity.
Titanium dioxide production increased by 11 percent compared with the same quarter of 2007 as the UGS plant reached record production levels.
Third quarter salt production of 1.9 million tonnes set a quarterly record.
EXPLORATION AND EVALUATION
Pre-tax expenditure on exploration and evaluation charged to the profit and loss account in the first nine months of 2008 was $661 million compared with $348 million in the same period of 2007 with most of the increase attributable to the advanced evaluation studies on major growth projects. Pre-feasibility or feasibility work progressed on a number of these projects including Resolution (copper/moly, US), La Granja (copper, Peru), Potasio Rio Colorado (potash, Argentina), Simandou (iron ore, Guinea) and several Pilbara iron ore deposits. This continues the momentum of the Group’s organic growth pipeline in its iron ore business in Western Australia.
In August 2008 Rio Tinto approved an investment of $652 million (Rio Tinto share $341 million) to support continued pre-feasibility studies on a large, Tier 1 copper deposit at its Resolution Copper operation in Arizona. Pre-feasibility studies are expected to be completed by 2012 with production at the new mine expected to start by 2020, with a targeted maximum production rate of 500,000 tonnes per annum of copper.
Delineation drilling continued on the Tamarack South nickel copper prospect at Lakeview in Minnesota. The programme is on-track to publish an inferred resource by year-end.
Drilling commenced at the Crowsnest coking coal property in British Columbia with two holes completed to date. Seismic surveys suggest minimal disruption of the multiple coal seams intersected in the two holes.

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Potash exploration drilling commenced at Regina in Saskatchewan with two holes completed during the quarter. All three potash beds mined elsewhere in Saskatchewan are present in the drill holes. Assay results are awaited and the drilling programme continues.
A summary of activity for the period is as follows:

Product Group	Advanced projects	Greenfield programmes
Aluminium		Australia, Brazil, Guyana

Copper and Diamonds	Tamarack nickel-copper, US: Order of Magnitude Study on-track for year-end completion at Tamarack South.	Copper: Ongoing field work on the CODELCO JV in Chile, the RioNor JV in Russia and in Kazakhstan, the US, Mexico, Peru and Argentina.
	Bunder diamonds, India: Handover to Rio Tinto Diamonds on-track for fourth quarter.	Diamonds: Early-stage exploration continued in India, Canada, Russia and the Democratic Republic of Congo.

Energy & Minerals	Altai Nuur coal, Mongolia Order of Magnitude Study ongoing. Chilubane and Mutamba ilmenite, Mozambique; Jadar lithium borates, Serbia: Order of Magnitude Studies on-track for year-end completion.	Coal: Drilling programmes planned or underway in Argentina, Colombia, Canada, South Africa, Russia and Mongolia.
Industrial minerals: Ongoing potash and trona exploration in Australia, Canada and Turkey.

Iron Ore	Pilbara, Australia: Delineation drilling continued at several advanced prospects.	Brazil.
Mine-lease exploration continued at a number of Rio Tinto businesses including Kennecott Utah Copper, Northparkes, Energy Resources of Australia, Rössing, Diavik and Pilbara Iron. A major new exploration programme commenced on Rio Tinto Coal Australia properties.
In August 2008, Rio Tinto completed the sale of the Kintyre uranium project located in Western Australia to a joint venture comprising Cameco Corporation and Mitsubishi Development Pty Ltd for $495 million.
Cont.../

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed public company, and Rio Tinto Limited, which is a public company listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.
Cont.../

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For further information, please contact:

Media Relations, Australia	Media Relations, London
Amanda Buckley	Christina Mills
Office: +61 (0) 3 9283 3627	Office: +44 (0) 20 7781 1154
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Mobile: +61 (0) 408 360 101	Mobile: +44 (0) 7920 041 003

Media Relations, Americas
Nancy Ives
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Investor Relations, Australia	Investor Relations, London
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Investor Relations, North America
Jason Combes
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Mobile: +1 801 558 2645

Email: questions@riotinto.com

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

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Rio Tinto production summary
Rio Tinto share of production

			QUARTER			9 MONTHS		% CHANGE
								Q3 08	Q3 08	9 mths 08
			2007	2008	2008			vs	vs	vs
Principal Commodities			Q3	Q2	Q3	2007	2008	Q3 07	Q2 08	9 mths 07

Alumina	(‘000 t	)	679	2,266	2,187	2,024	6,673	222%	-3%	230%

Aluminium	(‘000 t	)	215	1,014	1,012	640	3,051	371%	0%	377%

Bauxite	(‘000 t	)	4,676	8,567	9,023	13,225	26,347	93%	5%	99%

Borates	(‘000 t	)	134	171	166	408	490	24%	-3%	20%

Coal - hard coking coal	(‘000 t	)	1,564	2,038	2,187	4,635	5,268	40%	7%	14%

Coal - other Australian	(‘000 t	)	4,983	5,542	5,367	15,117	16,357	8%	-3%	8%

Coal - US	(‘000 t	)	31,024	30,947	35,139	91,699	96,717	13%	14%	5%

Copper - mined	(‘000 t	)	172.5	210.2	160.0	557.1	551.3	-7%	-24%	-1%

Copper - refined	(‘000 t	)	98.7	82.8	68.9	301.0	230.0	-30%	-17%	-24%

Diamonds	(‘000 cts)		6,770	4,557	6,110	18,216	13,962	-10%	34%	-23%

Iron ore	(‘000 t	)	36,390	41,860	42,404	105,751	121,635	17%	1%	15%

Titanium dioxide feedstock	(‘000 t	)	356	405	394	1,075	1,155	11%	-3%	7%

Uranium	(‘000 lbs)		3,105	3,149	3,507	9,112	10,001	13%	11%	10%

Other Metals & Minerals

Gold - mined	(‘000 ozs)		269	114	130	745	337	-51%	14%	-55%

Gold - refined	(‘000 ozs)		128	73	77	390	231	-40%	5%	-41%

Molybdenum	(‘000 t	)	3.5	2.2	2.9	11.9	8.6	-15%	32%	-28%

Pig Iron	(‘000 t	)	29	41	2	42	54	-93%	-95%	29%

Salt	(‘000 t	)	1,480	1,276	1,879	3,555	4,412	27%	47%	24%

Silver - mined	(‘000 ozs)		1,765	1,476	1,526	5,224	4,186	-14%	3%	-20%

Silver - refined	(‘000 ozs)		1,164	903	743	3,048	2,575	-36%	-18%	-16%

Talc	(‘000 t	)	318	337	290	997	969	-9%	-14%	-3%
Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the nine month figures.

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Rio Tinto share of production

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2007	2007	2008	2008	2008	2007	2008

ALUMINA

Production (‘000 tonnes)

Gardanne (a)	100%	—	21	21	5	11	—	37

Gove (a)	100%	—	405	554	589	567	—	1,710

Jonquiere (a)	100%	—	252	327	327	357	—	1,012

Queensland Alumina (a) (b)	80%	377	662	756	773	754	1,104	2,284

Sao Luis (Alumar) (a)	10%	—	29	38	39	35	—	111

Yarwun	100%	301	339	348	327	269	920	944

Speciality alumina plants (a)	100%	—	144	176	206	193	—	575

Rio Tinto total alumina production		679	1,853	2,220	2,266	2,187	2,024	6,673

ALUMINIUM (c)

Refined production (‘000 tonnes)

Australia - Bell Bay	100%	45	45	44	45	44	132	133

Australia - Boyne Island	59%	81	82	82	82	83	243	247

Australia - Tomago (a)	52%	—	50	66	67	69	—	202

Cameroon - Alucam (Edea) (a)	47%	—	9	9	10	12	—	31

Canada - seven wholly owned (a)	100%	—	270	360	356	358	—	1,074

Canada - Alouette (a)	40%	—	44	57	57	57	—	171

Canada - Becancour (a)	25%	—	20	25	26	27	—	77

China - Ningxia (Qingtongxia) (a)	50%	—	15	20	20	20	—	61

France - three wholly owned (a)	100%	—	80	102	98	97	—	297

Iceland - ISAL (Reykjavik) (a)	100%	—	35	46	46	47	—	139

New Zealand - Tiwai Point (a)	79%	70	70	69	65	61	208	195

Norway - SORAL (Husnes) (a)	50%	—	16	21	21	21	—	64

Oman - Sohar (d)	20%	—	—	—	—	1.5	—	1.5

UK - two wholly owned (a)	100%	—	42	55	55	55	—	166

UK - Anglesey	51%	19	19	19	16	9	56	44

USA - Sebree (a)	100%	—	37	49	49	50	—	148

Rio Tinto total aluminium production		215	834	1,025	1,014	1,012	640	3,051

Continues	Page 13 of 29

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2007	2007	2008	2008	2008	2007	2008

BAUXITE

Production (‘000 tonnes)

Awaso (a) (e)	80%	—	173	164	128	168	—	460

Sangaredi (a)	(f )	—	1,248	1,770	1,511	1,610	—	4,891

Gove (a)	100%	—	985	1,327	1,529	1,734	—	4,590

Porto Trombetas (a)	12%	—	407	491	518	565	—	1,574

Weipa (g)	100%	4,676	4,984	5,005	4,881	4,947	13,225	14,833

Rio Tinto total bauxite production		4,676	7,797	8,757	8,567	9,023	13,225	26,347

BORATES

Production (‘000 tonnes B2O3 content)

Rio Tinto Minerals – borates	100%	134	151	153	171	166	408	490

COAL – HARD COKING

Rio Tinto Coal Australia (‘000 tonnes)

Hail Creek Coal	82%	864	1,090	663	1,429	1,361	3,020	3,453

Kestrel Coal	80%	700	454	380	609	825	1,615	1,815

Rio Tinto total hard coking coal production		1,564	1,544	1,043	2,038	2,187	4,635	5,268

COAL – OTHER (h)

Rio Tinto Coal Australia (‘000 tonnes)

Bengalla	30%	422	417	319	487	393	1,144	1,198

Blair Athol Coal	71%	1,374	1,023	1,808	1,719	1,799	4,622	5,326

Hunter Valley Operations	76%	1,774	2,047	2,139	2,201	1,722	5,596	6,062

Kestrel Coal	80%	261	145	110	197	226	684	534

Mount Thorley Operations	61%	396	625	432	284	730	1,145	1,446

Warkworth	42%	756	504	641	653	496	1,926	1,791

Total Australian other coal		4,983	4,760	5,449	5,542	5,367	15,117	16,357

Rio Tinto Energy America (‘000 tonnes)

Antelope	100%	7,601	8,292	7,958	7,951	8,374	22,975	24,283

Colowyo	(i )	1,280	1,232	1,001	1,045	1,190	3,846	3,235

Cordero Rojo	100%	8,622	9,996	9,200	8,077	9,709	26,716	26,985

Decker	50%	833	809	740	765	785	2,361	2,290

Jacobs Ranch	100%	8,750	8,801	7,904	9,255	10,772	25,764	27,931

Spring Creek	100%	3,938	4,254	3,829	3,855	4,311	10,037	11,994

Total US coal		31,024	33,384	30,632	30,947	35,139	91,699	96,717

Rio Tinto total other coal production		36,006	38,144	36,080	36,488	40,506	106,817	113,074

Continues	Page 14 of 29

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2007	2007	2008	2008	2008	2007	2008

COPPER

Mine production (‘000 tonnes) (j)

Bingham Canyon	100%	49.5	53.0	44.7	60.2	69.3	159.2	174.2

Escondida	30%	101.2	103.8	117.2	128.1	73.2	317.9	318.5

Grasberg - Joint Venture (k)	40%	7.5	9.4	2.4	2.4	2.4	18.9	7.2

Northparkes	80%	5.6	5.3	4.1	4.4	5.2	29.2	13.8

Palabora	58%	8.7	9.3	12.8	15.1	9.9	31.9	37.7

Rio Tinto total mine production		172.5	180.8	181.1	210.2	160.0	557.1	551.3

Refined production (‘000 tonnes)

Escondida	30%	16.1	15.8	15.7	21.0	18.6	55.7	55.3

Kennecott Utah Copper	100%	68.7	59.3	52.1	49.3	40.6	206.3	142.0

Palabora	58%	13.8	13.8	10.5	12.4	9.8	39.0	32.8

Rio Tinto total refined production		98.7	89.0	78.3	82.8	68.9	301.0	230.0

DIAMONDS

Production (‘000 carats)

Argyle	100%	4,865	5,995	2,172	2,992	4,659	12,749	9,823

Diavik	60%	1,874	1,766	1,071	1,513	1,393	5,399	3,977

Murowa	78%	31	46	52	52	58	67	163

Rio Tinto total diamond production		6,770	7,807	3,296	4,557	6,110	18,216	13,962

GOLD

Mine production (‘000 ounces) (j)

Barneys Canyon	100%	3	2	2	1	1	8	4

Bingham Canyon	100%	86	88	67	91	110	309	268

Escondida	30%	14	14	12	11	9	42	32

Grasberg - Joint Venture (k)	40%	149	103	—	—	—	320	—

Northparkes	80%	12	13	8	6	6	50	20

Rawhide	51%	2	2	2	2	2	8	6

Others	—	3	3	2	2	2	8	6

Rio Tinto total mine production		269	225	93	114	130	745	337

Refined production (‘000 ounces)

Kennecott Utah Copper	100%	128	133	81	73	77	390	231

Continues	Page 15 of 29

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2007	2007	2008	2008	2008	2007	2008

IRON ORE & IRON

Production (‘000 tonnes) (j)

Corumbá	100%	528	365	508	519	575	1,413	1,602

Hamersley - six wholly owned mines	100%	23,990	25,799	23,731	26,113	26,653	68,767	76,496

Hamersley - Channar	60%	1,554	1,448	1,484	1,686	1,880	4,881	5,050

Hamersley - Eastern Range	(l )	1,562	1,535	1,801	2,195	2,289	5,397	6,286

Hope Downs(m)	50%		32	538	1,732	1,536	—	3,807

Iron Ore Company of Canada	59%	2,376	2,248	2,119	2,402	2,493	5,520	7,014

RobeRiver	53%	6,381	7,529	7,189	7,212	6,979	19,773	21,381

Rio Tinto total mine production		36,390	38,956	37,371	41,860	42,404	105,751	121,635

Pig iron production (‘000 tonnes)

HIsmelt®	60%	29	27	11	41	2	42	55

MOLYBDENUM

Mine production (‘000 tonnes)

Bingham Canyon	100%	3.5	3.0	3.4	2.2	2.9	11.9	8.6

SALT

Production (‘000 tonnes)

Rio Tinto Minerals - salt (n)	68%	1,480	1,686	1,257	1,276	1,879	3,555	4,412

SILVER

Mine production (‘000 ounces) (j)

Bingham Canyon	100%	757	892	616	855	1,011	2,595	2,481

Escondida	30%	670	536	494	507	406	1,825	1,408

Grasberg - Joint Venture (k)	40%	210	154	—	—	—	323	—

Others	—	127	121	74	115	109	480	298

Rio Tinto total mine production		1,765	1,703	1,184	1,476	1,526	5,224	4,186

Refined production (‘000 ounces)

Kennecott Utah Copper	100%	1,164	1,317	929	903	743	3,048	2,575

TALC

Production (‘000 tonnes)

Rio Tinto Minerals - talc	100%	318	284	342	337	290	997	969

TITANIUM DIOXIDE FEEDSTOCK

Production (‘000 tonnes)

Rio Tinto Iron & Titanium	100%	356	384	356	405	394	1,075	1,155

Continues	Page 16 of 29

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2007	2007	2008	2008	2008	2007	2008

URANIUM

Production (‘000 lbs U3O8)

Energy Resources of Australia	68%	1,980	2,288	2,011	1,643	1,905	5,723	5,559

Rössing	69%	1,126	1,216	1,335	1,505	1,601	3,389	4,442

Rio Tinto total uranium production		3,105	3,504	3,346	3,149	3,507	9,112	10,001

Production data notes

(a)	Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007; production is shown as from that date. The Rio Tinto assets and the Alcan assets have been combined under the Rio Tinto Alcan name.

(b)	Rio Tinto held a 38.6% share in QAL until 24 October 2007; this increased to 80.0% following the Alcan acquisition

(c)	Following a review of the basis for reporting aluminium smelter production tonnes, the data reported now reflects hot metal production rather than saleable product tonnes.

(d)	Production at the Sohar smelter commenced in the third quarter of 2008.

(e)	Rio Tinto Alcan has an 80% interest in the Awaso mine but purchases the additional 20% of production

(f)	Rio Tinto has a 22.9% shareholding in the Sangaredi mine but receives 45% of production under the partnership agreement.

(g)	Includes beneficiated and calcined bauxite production.

(h)	Coal — other includes thermal coal and semi-soft coking coal.

(i)	In view of Rio Tinto Energy America’s responsibilities under a management agreement for the operation of the Colowyo mine, all of Colowyo’s output is included in Rio Tinto’s share of production.

(j)	Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.

(k)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. Rio Tinto’s share of production reflects an estimate of production for the first nine months of 2008 since the allocation to Rio Tinto is still under review following the September small scale failure in the pit.

(l)	Rio Tinto’s share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(m)	Hope Downs started production in the fourth quarter of 2007

(n)	Rio Tinto increased its shareholding in Rio Tinto Minerals — salt to 68.4% at the beginning of July 2007.
The Rio Tinto percentage interest shown above is at 30 September 2008.
Where Rio Tinto’s beneficial interest in an operation has changed, as footnoted above, the share of production has been calculated using the weighted average interest over the relevant periods.
Where Rio Tinto has wholly divested an operation, no data is included in the Share of Production tables.

Continues	Page 17 of 29
Rio Tinto operational data

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2007	2007	2008	2008	2008	2007	2008

ALUMINIUM

Rio Tinto Alcan (a)

Bauxite Mines

Bauxite production (‘000 tonnes)

Australia

Gove mine - Northern Territory (a)	100.0%	—	985	1,327	1,529	1,734	—	4,590

Weipa mine - Queensland (b)	100.0%	4,676	4,984	5,005	4,881	4,947	13,225	14,833

Brazil

Porto Trombetas (MRN) mine (a)	12.0%	—	3,392	4,093	4,314	4,706	—	13,113

Ghana

Awaso mine (a) (c)	80.0%	—	216	205	160	209	—	574

Guinea

Sangaredi mine (a) (d)	22.9%	—	2,774	3,934	3,357	3,578	—	10,869

Rio Tinto Alcan share of bauxite shipments

Share of bauxite shipments (‘000 tonnes)		4,774	6,682	8,171	8,515	9,125	13,195	25,811

Smelter-Grade Alumina Refineries

Alumina production (‘000 tonnes)

Australia

Gove refinery - Northern Territory (a)	100.0%	—	405	554	589	567	—	1,710

Queensland Alumina Refinery - Queensland (a) (e)	80.0%	977	956	945	967	943	2,860	2,855

Yarwun refinery - Queensland	100.0%	301	339	348	327	269	920	944

Brazil

Sao Luis (Alumar) refinery (a)	10.0%	—	288	379	387	347	—	1,113

Canada

Jonquiere refinery - Quebec (a)	100.0%	—	252	327	327	357	—	1,012

France

Gardanne refinery (a)	100.0%	—	21	21	5	11	—	37
Rio Tinto percentage interest shown above is at 30 September 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 18 of 29

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2007	2007	2008	2008	2008	2007	2008

ALUMINIUM (continued)

Specialty Alumina Plants

Speciality alumina production (‘000 tonnes)

Canada

Brockville plant - Quebec (a)	100.0%	—	3	4	4	4	—	13

Jonquiere plant - Quebec (a)	100.0%	—	22	31	32	30	—	93

France

Beyrede plant (a)	100.0%	—	6	7	7	7	—	21

Gardanne plant (a)	100.0%	—	102	116	149	137	—	402

La Bathie plant (a)	100.0%	—	5	9	8	8	—	25

Germany

Teutschenthal plant (a)	100.0%	—	6	8	5	7	—	20

(a)	Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007; production is shown as from that date. The Rio Tinto assets and the Alcan assets have been combined under the Rio Tinto Alcan name.

(b)	For Weipa, beneficiated and calcined production, previously shown separately, are now shown on one row

(c)	Rio Tinto Alcan has an 80% interest in the Awaso mine but purchases the additional 20% of production

(d)	Rio Tinto has a 22.9% shareholding in the Sangaredi mine but receives 45% of production under the partnership agreement.

(e)	Rio Tinto held a 38.6% share in QAL until 24 October 2007; this increased to 80.0% following the Alcan acquisition
Rio Tinto percentage interest shown above is at 30 September 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 19 of 29

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2007	2007	2008	2008	2008	2007	2008

ALUMINIUM (continued)

Aluminium Smelters (a)

Primary aluminium production (‘000 tonnes)

Australia

Bell Bay smelter - Tasmania	100.0%	45	45	44	45	44	132	133

Boyne Island smelter - Queensland	59.4%	137	139	138	138	140	409	416

Tomago smelter - New South Wales (b)	51.6%	—	97	127	131	133	—	391

Cameroon

Alucam (Edea) smelter (b)	46.7%	—	19	20	21	25	—	67

Canada

Alma smelter - Quebec (b)	100.0%	—	80	107	104	104	—	315

Alouette (Sept-Iles) smelter - Quebec (b)	40.0%	—	109	142	142	143	—	428

Arvida smelter - Quebec (b)	100.0%	—	32	42	43	43	—	129

Beauharnois, smelter - Quebec (b)	100.0%	—	10	13	12	12	—	37

Becancour smelter - Quebec (b)	25.1%	—	80	100	103	106	—	309

Grande-Baie smelter - Quebec (b)	100.0%	—	40	52	53	53	—	158

Kitimat smelter - British Colombia (b)	100.0%	—	47	63	61	61	—	186

Laterriere smelter - Quebec (b)	100.0%	—	44	58	58	59	—	175

Shawinigan smelter - Quebec (b)	100.0%	—	18	25	25	25	—	75

China

Ningxia (Qingtongxia) smelter (b)	50.0%	—	31	41	40	41	—	122

France

Dunkerque smelter (b)	100.0%	—	49	62	65	64	—	191

Lannemezan smelter (b) (c)	100.0%	—	5	5	—	—	—	5

St-Jean-de Maurienne smelter (b)	100.0%	—	25	34	33	33	—	100

Iceland

ISAL (Reykjavik) smelter (b)	100.0%	—	35	46	46	47	—	139

New Zealand

Tiwai Point smelter	79.4%	89	89	87	82	77	263	245

Norway

SORAL (Husnes) smelter (b)	50.0%	—	32	43	42	43	—	128

Oman

Sohar smelter (c)	51.0%	—	—	—	—	8	—	8

United Kingdom

Anglesey Aluminium smelter	51.0%	37	37	37	32	18	110	86

Lochaber smelter (b)	100.0%	—	8	11	11	11	—	33

Lynemouth smelter (b)	100.0%	—	33	44	44	44	—	133
Rio Tinto percentage interest shown above is at 30 September 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 20 of 29

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2007	2007	2008	2008	2008	2007	2008

ALUMINIUM (continued)

USA

Sebree smelter — Kentucky (b)	100.0%	—	37	49	49	50	—	148

Rio Tinto Alcan share of metal sales

Share of primary aluminium sales (‘000 tonnes)		211	1,031	1,273	1,320	1,282	632	3,875

(a)	Following a review of the basis for reporting aluminium smelter production tonnes, the data reported now reflects hot metal production rather than saleable product tonnes.

(b)	Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007; production is shown as from that date. The Rio Tinto assets and the Alcan assets have been combined under the Rio Tinto Alcan name.

(c)	Production at the Sohar smelter commenced in the third quarter of 2008.
BORATES

Rio Tinto Minerals — borates	100.0%

California, US and Argentina
Borates (‘000 tonnes) (a)		134	151	153	171	166	408	490

(a)	Production is expressed as B2O3 content.

COAL

Rio Tinto Coal Australia

Bengalla mine	30.3%

New South Wales, Australia

Thermal coal production (‘000 tonnes)		1,394	1,376	1,053	1,607	1,296	3,779	3,956

Blair Athol Coal mine	71.2%

Queensland, Australia

Thermal coal production (‘000 tonnes)		1,929	1,436	2,538	2,413	2,525	6,488	7,476

Hail Creek Coal mine	82.0%

Queensland, Australia

Hard coking coal production (‘000 tonnes)		1,054	1,329	808	1,743	1,660	3,683	4,211

Hunter Valley Operations	75.7%

New South Wales, Australia

Thermal coal production (‘000 tonnes)		1,883	2,046	2,143	1,830	1,645	6,219	5,618

Semi-soft coking coal production (‘000 tonnes)		460	657	683	1,078	629	1,173	2,389

Kestrel Coal mine	80.0%

Queensland, Australia

Thermal coal production (‘000 tonnes)		326	181	138	247	283	854	668

Hard coking coal production (‘000 tonnes)		875	567	475	762	1,032	2,019	2,269
Rio Tinto percentage interest shown above is at 30 September 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 21 of 29

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2007	2007	2008	2008	2008	2007	2008

COAL (continued)

Mount Thorley Operations	60.6%

New South Wales, Australia

Thermal coal production (‘000 tonnes)		261	731	382	428	919	1,198	1,728

Semi-soft coking coal production (‘000 tonnes)		393	302	332	41	287	693	660

Tarong Coal mine (a)	0.0%

Queensland, Australia

Thermal coal production (‘000 tonnes)		872	881	262	—	—	3,629	262

Warkworth mine	42.1%

New South Wales, Australia

Thermal coal production (‘000 tonnes)		1,663	1,197	1,522	1,507	965	4,178	3,994

Semi-soft coking coal production (‘000 tonnes)		133	—	1	46	215	400	262

Total hard coking coal production (‘000 tonnes)		1,929	1,896	1,284	2,504	2,692	5,702	6,480

Total hard coking coal sales (‘000 tonnes) (a)		1,580	1,962	1,245	2,133	2,618	4,962	5,996

Total other coal production (‘000 tonnes) (c)		9,314	8,808	9,052	9,196	8,765	28,611	27,012

Total other coal sales (‘000 tonnes) (d) (e)		9,322	9,892	9,459	8,888	9,173	30,211	27,520

Total coal production (‘000 tonnes)		11,243	10,704	10,336	11,700	11,457	34,312	33,493

Total coal sales (‘000 tonnes)		10,902	11,854	10,703	11,021	11,792	35,172	33,517

Rio Tinto Coal Australia share

Share of hard coking coal sales (‘000 tonnes)		1,285	1,600	1,015	1,740	2,129	4,038	4,883

Share of other coal sales (‘000 tonnes) (c) (d)		5,937	6,285	5,994	5,459	5,630	19,912	17,082

(a)	Some Kestrel thermal coal is blended with and sold as coking coal.

(b)	Rio Tinto sold its 100% share in Tarong with an effective date of 31 January 2008 and production data are shown up to that date.

(c)	Other coal production includes thermal coal and semi-soft coking coal.

(d)	Other coal sales includes thermal coal, semi-soft coking coal and semi-hard coking coal (a mixture of thermal coal and coking coal).

(e)	Sales relate only to coal mined by the operations and exclude traded coal.
Rio Tinto percentage interest shown above is at 30 September 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 22 of 29

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2007	2007	2008	2008	2008	2007	2008

COAL (continued)

Rio Tinto Energy America

Antelope mine	100.0%

Wyoming, US

Thermal coal production (‘000 tonnes)		7,601	8,292	7,958	7,951	8,374	22,975	24,283

Colowyo mine	(a )

Colorado, US

Thermal coal production (‘000 tonnes)		1,280	1,232	1,001	1,045	1,190	3,846	3,235

Cordero Rojo mine	100.0%

Wyoming, US

Thermal coal production (‘000 tonnes)		8,622	9,996	9,200	8,077	9,709	26,716	26,985

Decker mine	50.0%

Montana, US

Thermal coal production (‘000 tonnes)		1,666	1,618	1,480	1,530	1,570	4,722	4,579

Jacobs Ranch mine	100.0%

Wyoming, US

Thermal coal production (‘000 tonnes)		8,750	8,801	7,904	9,255	10,772	25,764	27,931

Spring Creek mine	100.0%

Montana, US

Thermal coal production (‘000 tonnes)		3,938	4,254	3,829	3,855	4,311	10,037	11,994

Total coal production (‘000 tonnes)		31,857	34,192	31,372	31,711	35,924	94,060	99,007

Total coal sales (‘000 tonnes)		32,165	33,891	31,393	31,301	35,904	94,369	98,598

(a)	In view of Rio Tinto Energy America’s responsibilities under a management agreement for the operation of the Colowyo mine, all of Colowyo’s output is included in Rio Tinto’s share of production.
Rio Tinto percentage interest shown above is at 30 September 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 23 of 29

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2007	2007	2008	2008	2008	2007	2008

COPPER & GOLD

Escondida	30.0%

Chile

Sulphide ore to concentrator (‘000 tonnes)		22,406	21,777	22,029	24,491	20,416	68,920	66,935

Average copper grade (%)		1.63	1.72	1.56	1.55	1.32	1.61	1.48

Mill production (metals in concentrates):

Contained copper (‘000 tonnes)		305.2	316.8	284.7	312.7	208.6	929.9	806.1

Contained gold (‘000 ounces)		48	45	39	38	31	141	108

Contained silver (‘000 ounces)		2,234	1,786	1,647	1,691	1,355	6,084	4,693

Ore to leach (‘000 tonnes)		7,329	3,723	19,156	28,570	5,064	31,273	52,791

Average copper grade (%)		0.44	0.78	0.55	0.40	0.70	0.41	0.48

Contained copper in leachate/mined material (‘000 tonnes)		32	29	106	114	35	130	256

Refined production from leach plants:

Copper cathode production (‘000 tonnes)		54	53	52	70	62	186	184

Freeport-McMoRan Copper & Gold	0.0%	(40.0% of the expansion)

Grasberg mine (a)

Papua, Indonesia

Ore treated (‘000 tonnes)		18,267	19,195	16,363	16,683	17,755	58,398	50,801

Average mill head grades:

Copper (%		0.58	0.65	0.70	0.75	0.82	0.88	0.76

Gold (g/t)		0.70	0.52	0.61	0.54	0.61	1.47	0.59

Silver (g/t)		2.91	2.77	3.28	3.24	3.14	3.78	3.22

Production of metals in concentrates:

Copper in concentrates (‘000 tonnes)		90.8	107.1	100.8	111.1	128.9	462.3	340.7

Gold in concentrates (‘000 ounces)		336	254	253	228	273	2,435	754

Silver in concentrates (‘000 ounces)		693	875	979	1,024	1,102	4,362	3,105

Sales of payable metals in concentrates: (b)

Copper in concentrates (‘000 tonnes)		96.9	91.5	101.1	110.3	128.2	448.5	339.6

Gold in concentrates (‘000 ounces)		383	220	253	235	271	2,371	760

Silver in concentrates (‘000 ounces)		598	585	784	819	873	3,372	2,476

(a)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 3Q 2008 results are estimates and the nine months 2008 results include the 1Q 2008 and 2Q 2008 actuals and 3Q 2008 estimates. FCX is not releasing its actual 100% operating data for 3Q 2008 until the release of its 2008 third quarter and nine month results on 21 October 2008.

(b)	Net of smelter deductions.
Rio Tinto percentage interest shown above is at 30 September 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 24 of 29

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2007	2007	2008	2008	2008	2007	2008

COPPER & GOLD (continued)

Kennecott Minerals Company

Cortez/Pipeline mine (a)	0.0%

Nevada, US

Ore treated

Milled (‘000 tonnes)		914	648	491	—	—	2,375	491

Leached (‘000 tonnes)		4,775	8,510	1,839	—	—	21,738	1,839

Sold for roasting (‘000 tonnes)		—	—	—	—	—	—	—

Average ore grade: gold

Milled (g/t)		2.83	4.18	3.40	—	—	2.71	3.40

Leached (g/t)		0.50	0.50	0.50	—	—	0.51	0.50

Sold for roasting (g/t)		—	—	—	—	—	—	—

Gold produced (‘000 ounces)		134	138	72	—	—	400	72

Greens Creek mine (a)	0.0%

Alaska, US

Ore treated (‘000 tonnes)		178	172	153	18	—	492	171

Average ore grades:

Gold (g/t)		4.85	4.86	5.20	4.38	—	4.63	5.11

Silver (g/t)		533	416	465	374	—	570	456

Zinc (%)		9.6	10.3	10.3	10.2	—	9.5	10.3

Lead (%)		3.7	3.5	3.7	3.7	—	3.7	3.7

Metals produced in concentrates:

Gold (‘000 ounces)		19	18	16	1	—	50	18

Silver (‘000 ounces)		2,287	1,672	1,668	147	—	6,974	1,815

Zinc (‘000 tonnes)		13.7	13.9	12.3	1.6	—	36.9	13.9

Lead (‘000 tonnes)		4.6	4.3	4.0	0.6	—	12.7	4.6

Rawhide mine (b)	51.0%

Nevada, US

Metals produced in doré:

Gold (‘000 ounces)		4	4	3	4	5	16	12

Silver (‘000 ounces)		34	21	26	36	40	139	102

(a)	On 5 March 2008 (effective end of February) Rio Tinto completed the sale of its interest in the Cortez joint venture to its partner and on 16 April 2008 Rio Tinto completed the sale of its interest in the Greens Creek joint venture to its partner. Production data for these mines are shown up to those dates.

(b)	Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.
Rio Tinto percentage interest shown above is at 30 September 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 25 of 29

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2007	2007	2008	2008	2008	2007	2008

COPPER & GOLD (continued)

Kennecott Utah Copper

Barneys Canyon mine (a)	100.0%

Utah, US

Gold produced (‘000 ounces)		3	2	2	1	1	8	4

Bingham Canyon mine	100.0%

Utah, US

Ore treated (‘000 tonnes)		10,988	12,116	10,867	12,918	13,228	35,409	37,013

Average ore grade:

Copper (%)		0.52	0.51	0.49	0.57	0.62	0.54	0.56

Gold (g/t)		0.36	0.31	0.30	0.34	0.37	0.41	0.34

Silver (g/t)		2.87	2.93	2.43	2.94	3.14	3.03	2.86

Molybdenum (%)		0.050	0.043	0.050	0.045	0.043	0.052	0.046

Copper concentrates produced (‘000 tonnes)		222	230	193	225	262	659	680

Average concentrate grade (% Cu)		22.2	23.0	23.0	26.6	26.4	24.1	25.5

Production of metals in copper concentrates:

Copper (‘000 tonnes) (b)		49.5	53.0	44.7	60.2	69.3	159.2	174.2

Gold (‘000 ounces)		86	88	67	91	110	309	268

Silver (‘000 ounces)		757	892	616	855	1,011	2,595	2,481

Molybdenum concentrates produced (‘000 tonnes):		6.2	5.4	6.2	4.0	5.4	21.2	15.7

Molybdenum in concentrates (‘000 tonnes)		3.5	3.0	3.4	2.2	2.9	11.9	8.6

Kennecott smelter & refinery	100.0%

Copper concentrates smelted (‘000 tonnes)		263	272	237	208	216	832	661

Copper anodes produced (‘000 tonnes) (c)		61.8	56.7	49.7	47.9	39.9	204.5	137.5

Production of refined metal:

Copper (‘000 tonnes)		68.7	59.3	52.1	49.3	40.6	206.3	142.0

Gold (‘000 ounces) (d)		128	133	81	73	77	390	231

Silver (‘000 ounces) (d)		1,164	1,317	929	903	743	3,048	2,575

(a)	Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads

(b)	Includes a small amount of copper in precipitates.

(c)	New metal excluding recycled material.

(d)	Includes gold and silver in intermediate products.
Rio Tinto percentage interest shown above is at 30 September 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 26 of 29

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2007	2007	2008	2008	2008	2007	2008

COPPER & GOLD (continued)

Northparkes Joint Venture	80.0%

New South Wales, Australia

Ore treated (‘000 tonnes)		1,264	1,304	1,234	1,330	1,343	3,994	3,908

Average ore grades:

Copper (%)		0.65	0.59	0.49	0.49	0.55	1.02	0.51

Gold (g/t)		0.50	0.51	0.35	0.25	0.23	0.65	0.28

Copper concentrates produced (‘000 tonnes)		21.4	19.6	16.1	18.4	19.9	96.0	54.4

Contained copper in concentrates:

Saleable production (‘000 tonnes)		7.0	6.6	5.1	5.5	6.6	36.6	17.2

Sales (‘000 tonnes) (a)		9.5	8.2	2.7	3.3	7.2	39.4	13.3

Contained gold in concentrates:

Saleable production (‘000 ounces)		15.1	16.3	10.0	7.7	7.4	62.5	25.1

Sales (‘000 ounces) (a)		23.3	16.7	6.0	8.5	9.8	58.6	24.3

(a) Rio Tinto’s 80% share of material from the Joint Venture.

Palabora	57.7%

Palabora mine

South Africa

Ore treated (‘000 tonnes)		3,046	3,958	3,181	3,027	3,096	8,957	9,303

Average ore grade: copper (%)		0.68	0.69	0.71	0.71	0.66	0.70	0.69

Copper concentrates produced (‘000 tonnes)		48.6	52.5	73.9	89.4	56.5	186.7	219.8

Average concentrate grade: copper (%)		31.0	30.7	29.9	29.2	30.3	29.6	29.7

Copper in concentrates (‘000 tonnes)		15.0	16.1	22.1	26.1	17.1	55.2	65.3

Palabora smelter/refinery

New concentrate smelted on site (‘000 tonnes)		73.9	74.1	66.4	72.3	52.5	221.7	191.3

New copper anodes produced (‘000 tonnes)		24.0	22.7	18.1	22.3	14.9	68.0	55.3

Refined new copper produced (‘000 tonnes)		24.0	24.0	18.3	21.6	17.0	67.7	56.8

By-products:

Magnetite concentrate (‘000 tonnes)		361	363	446	475	562	943	1,482

Nickel contained in products (tonnes) (a)		43	45	42	26	13	59	81

Vermiculite plant

Vermiculite produced (‘000 tonnes)		50	50	50	50	50	150	150

(a)	Nickel production is now reported as contained nickel in product.
Rio Tinto percentage interest shown above is at 30 September 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 27 of 29

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2007	2007	2008	2008	2008	2007	2008

DIAMONDS

Argyle Diamonds	100.0%

Western Australia

AK1 ore processed (‘000 tonnes)		2,362	1,917	1,549	1,794	1,660	6,708	5,003

AK1 diamonds produced (‘000 carats)		4,865	5,995	2,172	2,992	4,659	12,749	9,823

Diavik Diamonds	60.0%

Northwest Territories, Canada

Ore processed (‘000 tonnes)		656	581	437	716	692	1,819	1,845

Diamonds recovered (‘000 carats)		3,123	2,944	1,785	2,522	2,321	8,999	6,628

Murowa Diamonds	77.8%

Zimbabwe

Ore processed (‘000 tonnes)		55	72	88	92	103	131	283

Diamonds recovered (‘000 carats)		40	59	67	67	75	86	209

IRON ORE & IRON

Rio Tinto Iron Ore

Pilbara Operations

Western Australia

Saleable iron ore production (‘000 tonnes):

Hamersley - Paraburdoo, Mount Tom	100.0%	23,990	25,799	23,731	26,113	26,653	68,767	76,496

Price, Marandoo, Yandicoogina, Brockman and Nammuldi

Hamersley - Channar	60.0%	2,589	2,413	2,474	2,810	3,133	8,136	8,417

Hamersley - Eastern Range	(a )	1,562	1,535	1,801	2,195	2,289	5,397	6,286

Hope Downs (b)	50.0%	—	64	1,076	3,465	3,072	—	7,613

Robe River - Pannawonica	53.0%	5,608	6,812	6,811	6,680	7,102	18,677	20,593

Robe River - West Angelas	53.0%	6,432	7,393	6,753	6,928	6,067	18,630	19,749

Total production (‘000 tonnes)		40,180	44,016	42,646	48,191	48,316	119,607	139,154

Total sales (‘000 tonnes) (c)		40,271	43,971	43,083	46,033	48,715	116,815	137,831

(a)	Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto’s share of production.

(b)	Hope Downs started production in the fourth quarter of 2007

(c)	Sales represent iron ore exported from Western Australian ports.
Rio Tinto percentage interest shown above is at 30 September 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 28 of 29

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2007	2007	2008	2008	2008	2007	2008

IRON ORE & IRON (continued)

Iron Ore Company of Canada	58.7%

Newfoundland & Labrador and Quebec in Canada

Saleable iron ore production:

Concentrates (‘000 tonnes)		723	505	360	939	1,017	1,418	2,316

Pellets (‘000 tonnes)		3,323	3,324	3,249	3,151	3,228	7,982	9,628

Sales:

Concentrate (‘000 tonnes)		820	855	262	563	1,147	1,552	1,972

Pellets (‘000 tonnes)		3,327	3,146	2,547	4,018	3,294	7,845	9,859

Rio Tinto Brasil

Corumbá mine	100.0%

Mato Grosso do Sul, Brazil

Saleable iron ore production (‘000 tonnes) (a)		528	365	508	519	575	1,413	1,602

Sales (‘000 tonnes)		401	112	369	462	699	993	1,531

(a) Production includes by-product fines.

HIsmelt®	60.0%

Western Australia

Pig iron production (‘000 tonnes)		49	45	18	69	4	70	90

SALT

Rio Tinto Minerals - salt (a)	68.4%

Western Australia

Salt production (‘000 tonnes)		2,165	2,467	1,840	1,867	2,748	5,360	6,455

(a) Rio Tinto increased its shareholding in Rio Tinto Minerals - salt to 68.4% at the beginning of July 2007.

TALC

Rio Tinto Minerals - talc	100.0%

Australia, Europe, and North America

Talc production (‘000 tonnes)		318	284	342	337	290	997	969

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100.0%

Canada and South Africa

(Rio Tinto share)

Titanium dioxide feedstock production (‘000 tonnes)		356	384	356	405	394	1,075	1,155
Rio Tinto percentage interest shown above is at 30 September 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 29 of 29

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2007	2007	2008	2008	2008	2007	2008

URANIUM

Energy Resources of Australia Ltd

Ranger mine	68.4%

Northern Territory, Australia

Production (‘000 lbs U3O8)		2,895	3,346	2,940	2,403	2,786	8,368	8,129

Rössing Uranium Ltd	68.6%

Namibia

Production (‘000 lbs U3O8)		1,641	1,773	1,947	2,195	2,335	4,941	6,477
Rio Tinto percentage interest shown above is at 30 September 2008. The data represent full production and sales on a 100% basis unless otherwise stated.